Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following statement was posted on the CBOT’s intranet on September 30, 2004.

Amendment No. 8 to the Registration Statement on Form S-4 relating to the proposed restructuring of the Chicago Board of Trade was filed after-hours today, September 29, with the Securities and Exchange Commission (SEC). This Amendment to the Registration Statement and other documents related to the proposed restructuring of the CBOT may be viewed on the SEC’s website at www.sec.gov. The Registration Statement must be reviewed and declared effective by the SEC before the proxy statement and prospectus set forth in the Registration Statement can be mailed to CBOT members.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.